As filed with the U.S. Securities and Exchange Commission on December 23, 2013.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”), GRANTING AN EXEMPTION FROM SECTION 12(d)(1)(A) AND SECTION 12(d)(1)(C) THEREOF, PURSUANT TO SECTION 17(b) OF THE ACT GRANTING AN EXEMPTION FROM SECTION 17(a) THEREOF, AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER, PERMITTING CERTAIN JOINT TRANSACTIONS

(File No.  ___-_____)

SPECIAL OPPORTUNITIES FUND, INC.
SPECIAL OPPORTUNITIES GLOBAL FUND, INC.

615 EAST MICHIGAN STREET, 2ND FLOOR
MILWAUKEE, WISCONSIN  53202

BULLDOG INVESTORS, LLC

PARK 80 WEST, PLAZA TWO, 250 PEHLE AVENUE, SUITE 708
SADDLE BROOK, NJ 07663
Communications, Notice and Order to:

Phillip Goldstein, Chairman
Special Opportunities Fund, Inc.
c/o Bulldog Investors, LLC
Park 80 West, Plaza Two, 250 Pehle Avenue, Suite 708
Saddle Brook, NJ 07663

Copies to:

Thomas R. Westle, Esq.
Rustin I. Paul, Esq.
Blank Rome LLP
405 Lexington Avenue, 23rd Floor
New York, NY  10174
(212) 885-5000

Page  1 of  29 sequentially numbered pages (including exhibits)

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

)
In the Matter of the Application of	)
)
SPECIAL OPPORTUNITIES FUND, INC.,	)
SPECIAL OPPORTUNITIES GLOBAL FUND, INC.	)
AND BULLDOG INVESTORS, LLC	)
)
C/O BULLDOG INVESTORS, LLC	)
PARK 80 WEST, PLAZA TWO,	)
250 PEHLE AVENUE, SUITE 708)
SADDLE BROOK, NJ 07663)
)
)
1-877-607-0414)
)
File No. ___-_____	)
)

APPLICATION FOR AN ORDER PURSUANT TO SECTION 12(d)(1)(J) OF THE ACT, GRANTING AN EXEMPTION FROM SECTION 12(d)(1)(A) AND SECTION 12(d)(1)(C) THEREOF, PURSUANT TO SECTION 17(b) OF THE ACT GRANTING AN EXEMPTION FROM SECTION 17(a) THEREOF, AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER, PERMITTING CERTAIN JOINT TRANSACTIONS

Special Opportunities Fund, Inc. (“SPE”), a Maryland corporation that is a registered closed-end diversified management investment company listed on the New York Stock Exchange (the “NYSE”), Special Opportunities Global Fund, Inc. (“SPE Global”), a Maryland corporation that is a registered closed-end diversified management investment company, and Bulldog Investors, LLC, a Delaware limited liability company that is a registered investment adviser (the “Adviser” or sometimes referred to as “Bulldog Investors”, and together with SPE and SPE Global, the “Applicants”) and serves as the investment adviser to SPE and SPE Global, hereby submit this application for an order of the Securities and Exchange Commission (the “Commission”), (i) pursuant to Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting an exemption from Section 12(d)(1)(A) and Section 12(d)(1)(C) thereof, (ii) pursuant to Section 17(b) of the 1940 Act, granting an exemption from Section 17(a) thereof, and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, approving certain transactions, to permit (a) the contribution of certain of SPE’s assets (which are anticipated to consist largely of securities of U.S. closed-end investment companies that invest in private and public companies located outside the U.S., non-U.S. investment companies and other private and public companies located within and outside the U.S. and cash) (the “Holdings”)) having a value of approximately $[14] million (approximately 10% of SPE’s net assets as of December 31, 2013) , to a newly-organized, diversified closed-end management investment company, SPE Global, formed on November 5, 2013 and wholly-owned by SPE, and (b) the subsequent distribution by SPE of all of the shares of common stock of SPE Global (“SPE Global Common Stock”) to SPE’s common stockholders at an approximate rate of one (1) share of SPE Global Common Stock for every four (4) shares held of SPE common stock (“SPE Common Stock”). The contribution of such SPE assets to SPE Global and the subsequent distribution of SPE Global’s shares to SPE common stockholders are referred to herein as the “Transaction.”

I.        DESCRIPTION OF APPLICANTS

A.	SPE

SPE is a Maryland corporation that is registered under the Act as a closed-end, diversified management investment company. SPE’s board of directors (the “SPE Board”) currently consists of six members.  Three SPE Board members are directors who are not “interested persons” as defined by Section 2(a)(19) of the 1940 Act (the “Independent Directors”).  One SPE Board member is an “interested person” of SPE by virtue of his being an officer of SPE, but is not an interested person of the Adviser.  The remaining two SPE Board members are “interested persons” of SPE because of their affiliation with the Adviser and their positions as officers of SPE.

SPE’s investment objective is total return.  SPE seeks to achieve its investment objective by investing primarily in other U.S. closed-end investment companies and the securities of large, mid and small-capitalization companies, including direct and indirect investments in the securities of foreign companies that the Adviser believes have opportunities for appreciation.  SPE may employ strategies designed to capture price movements generated by anticipated corporate events such as investing in companies involved in special situations, including, but not limited to, mergers, acquisitions, asset sales, spin-offs, balance sheet restructuring, bankruptcy, liquidations, self-tender offers, and converting from a closed-end to an open-end management investment company.

B.	SPE Global

SPE Global was incorporated in Maryland on November 5, 2013 and filed a notification of registration on Form N-8A on December 17, 2013 to register under the Act as a closed-end diversified management investment company.  SPE Global intends to file a registration statement under the Securities Act of 1933 (the “1933 Act”) on Form N-14 shortly after the date hereof (“Proxy Statement/Prospectus”) and, following approval of the Transaction by the SPE stockholders, intends to file a registration statement on Form N-2 for a rights offering to issue to holders of shares of SPE Global additional shares of SPE Global at a price to be determined at a later date.

Like SPE, SPE Global’s investment objective is total return.  SPE Global seeks to achieve its investment objective through capital appreciation and current income. Under normal market circumstances and in the ordinary course, SPE Global intends to invest at least 80% of its net assets in securities of U.S. closed-end investment companies that invest in private and public companies located outside the U.S., non-U.S. investment companies and other private and public companies located within and outside the U.S.  From time to time, a substantial portion of SPE Global’s assets may be invested in companies located in a single country.  To the extent deemed appropriate by its investment adviser, SPE Global may also invest its net assets in U.S. and non-U.S. non-convertible debt.

SPE Global will invest its assets primarily in U.S. and non-U.S. securities that Bulldog Investors believes have opportunities for appreciation. Securities in which SPE Global may invest include common and preferred stocks, convertible securities, warrants and other securities having the characteristics of common stocks, such as ADRs and IDRs, other closed-end investment companies and ETFs. SPE Global may, however, invest a portion of its assets in debt securities or other investment opportunities when SPE Global’s investment adviser believes that it is appropriate to do so to earn current income. For example, when interest rates are high in comparison to anticipated returns on equity investments, SPE Global’s investment adviser may determine to invest in debt securities. Debt securities in which SPE Global may invest include bank, corporate or government bonds, notes, and debentures that SPE Global’s investment adviser determines are suitable investments for SPE Global. Such determination may be made regardless of the maturity, duration or rating of any such debt security.

The Articles of Incorporation of SPE Global authorize SPE Global to issue 200,000,000 shares of common stock, with a par value of $0.001 per share. Prior to the effectiveness of the Proxy Statement/Prospectus under the 1933 Act, SPE will purchase approximately 1,765,000 shares of SPE Global’s shares of common stock, par value $0.001, in consideration of SPE’s contribution to SPE Global of at least $100,000 initial net asset value (the “Seed Capital Shares”), in order to satisfy the requirements of Section 14(a) of the 1940 Act.  SPE will represent that the Seed Capital Shares will be sold only pursuant to a registration statement under the 1933 Act or an applicable exemption therefrom. It is intended that the Seed Capital Shares will be included in the distribution of SPE Global’s shares of common stock to the common stockholders of SPE.

All of the principal officers of SPE hold the same offices with SPE Global. All of the six directors on the SPE Board are directors of the six-member board of directors of SPE Global (the “SPE Global Board”). Three of the six directors, or 50%, of the SPE Board and SPE Global Board are Independent Directors.  The initial directors of the SPE Global Board shall serve in such capacity until such time as their successors are duly elected at a stockholder meeting.

The SPE Board currently consists of six directors elected by the holders of SPE stock. Two of the current directors were elected by the holders of SPE’s issued and outstanding shares of 3.00% convertible preferred stock, Series A, par value $0.001 per share (“SPE Preferred Stock”).  Currently, SPE Global does not intend to issue preferred stock; therefore all six directors will be elected by the holders of SPE Global Common Stock. Vacancies on the SPE Global Board for one or more of the classified positions may be filled by the affirmative vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum, for the balance of the term of the class. In addition, the bylaws of each of SPE and SPE Global permit stockholders to call a special meeting of stockholders only if certain procedural requirements are met and the request is made by stockholders of record entitled to cast at least a majority of the votes entitled to be cast at such a meeting. These provisions may have the effect of maintaining the continuity of management and thus may make it more difficult for the Fund’s stockholders to change the majority of directors. As previously noted, the initial directors of the SPE Global Board will be the same directors that currently serve on the SPE Board, and will serve as directors until their successors are duly elected at a stockholder meeting.

C.	The Adviser

Bulldog Investors, a Delaware limited liability company, is a registered investment adviser under the Investment Advisers Act of 1940, as amended.  Bulldog Investors is the “investment adviser” for SPE and SPE Global within the meaning of Section 2(a)(2) of the Act, and serves as such pursuant to an investment advisory agreement between Bulldog Investors and SPE and SPE Global (the “SPE Investment Advisory Agreement” and the “SPE Global Investment Advisory Agreement,” respectively, and collectively, the “Investment Advisory Agreements” ). As SPE’s investment adviser, Bulldog Investors is responsible for administering the day-to-day investing of SPE. Bulldog Investors’ activities are subject to the Board’s oversight.  Bulldog Investors is entitled, under the terms of the Investment Advisory Agreement with SPE, to a monthly fee for the previous month at an annual rate of 1.00% of SPE’s average weekly total assets, including any assets attributable to leverage, for the investment management and research services provided. The advisory fee structure for SPE Global will be different from SPE. SPE Global will pay Bulldog Investors an advisory fee consisting of a monthly fee at an annual rate of 1.25% of the value of SPE Global’s average weekly total assets, including any assets attributable to leverage, for the investment management and research services provided.

Bulldog Investors (formerly known as Brooklyn Capital Management, LLC) was formed in August 2009 and its principals have extensive experience investing in the securities of closed-end investment companies with opportunities for appreciation, including funds that trade at a market price discount from their net asset value.  Bulldog Investors utilizes a balanced approach, including “value” and “growth” investing by seeking out companies at reasonable prices, without regard to sector or industry, which demonstrate favorable long-term growth characteristics.

II.       THE TRANSACTION

SPE’s Board determined that direct and indirect investments in foreign securities could provide attractive opportunities for capital growth as well as the benefits of non-U.S. geographic diversification for SPE’s stockholders. The Board determined that the Transaction will provide SPE’s common stockholders with a new closed-end fund that is able to invest a greater percentage of its assets directly and indirectly in foreign securities than SPE currently can in order to take advantage of these potential opportunities.

To enable SPE’s common stockholders to participate more directly in these opportunities, the Board has approved, subject to the issuance of the exemptive relief sought hereby and subsequent to stockholder approval, the contribution of a segment of SPE’s assets having a value of approximately $[14] million to SPE Global, in exchange for shares of common stock of SPE

Global. It is anticipated that the contributed assets will consist largely of securities of U.S. closed-end investment companies that invest in private and public companies located outside the U.S., non-U.S. investment companies and other private and public companies located within and outside the U.S. and cash. Any Holdings contributed to SPE Global will be consistent with SPE Global’s investment goal, policies and restrictions. All the shares of common stock of SPE Global will then be distributed by SPE to its common stockholders.  Each of SPE’s common stockholders would receive one share of SPE Global for the number of whole shares of common stock of SPE owned on the Distribution Record Date (as defined below) that will produce a total distribution of approximately $[14] million. Based on the net asset value (“NAV”) of SPE as of December 31, 2013, a contribution of assets with a value of approximately $[14] million would result in a distribution of one (1) share of SPE Global Common Stock for every four (4) shares of SPE Common Stock.

No fractional shares of SPE Global Common Stock will be issued as part of the distribution. The fractional shares to which holders of SPE Common Stock would otherwise be entitled will be aggregated and an attempt to sell them in the open market will be made at then-prevailing prices on behalf of such holders, and such holders will receive instead a cash payment in the amount of their pro rata share of the total sales proceeds. The shares may be sold by the distribution agent, American Stock Transfer & Trust Company, at a discount or a premium to net asset value; therefore, a stockholder may receive less or more than the net asset value for any such fractional shares. Thus, assuming a distribution ratio of an approximate rate of one (1) share of SPE Global Common Stock for every four (4) shares held of SPE Common Stock, a person who holds a number of shares of SPE Common Stock that is not an even multiple of four (4) will receive the appropriate number of shares of SPE Global Common Stock and a check for his or her pro rata share of the proceeds from sales of fractional share interests. A holder of fewer than four (4) shares of SPE Common Stock will receive no shares of SPE Global Common Stock in the distribution but will be entitled only to his or her pro rata share of the proceeds from sales of fractional share interests.

Unless SPE’s preferred stockholders elect to convert their shares of SPE Preferred Stock into shares of SPE Common Stock prior to the Distribution Record Date (as defined below), the preferred stockholders will not receive any shares of SPE Global in connection with the Transaction.

Although the Applicants do not necessarily believe it to be the case, it is possible that SPE’s activities in the Transaction may be deemed to be underwriting shares of SPE Global’s common stock. SPE has a fundamental investment restriction stating that it will not “engage in the business of underwriting securities of other issuers, except to the extent that the Fund might be considered an underwriter under the federal securities laws in connection with its disposition of portfolio securities,” (the “Restriction”).  Accordingly, SPE’s activities in the Transaction may be deemed to be in violation of the Restriction.

SPE’s fundamental investment restrictions, including the Restriction, cannot be changed without the affirmative vote of the holders of a majority of SPE’s outstanding voting securities1 which means that the Restriction may not be changed without approvals of the holders of a majority of SPE’s outstanding shares of common stock. Pursuant to the Proxy Statement/Prospectus, SPE will seek shareholder approval to amend the Restriction to state that SPE may not: “Underwrite the securities of other issuers, except insofar as SPE may be deemed an underwriter under the Securities Act of 1933, as amended, in selling portfolio securities and in connection with mergers, acquisitions, spin-off transactions and other reorganization transactions involving SPE.” The Applicants will not rely on the order requested in this Application until the amendment to the Restriction is approved by the affirmative vote of the holders of a majority of SPE’s outstanding voting securities, as described above.

Stockholder approval of the Transaction will be sought at the annual meeting of SPE stockholders anticipated to be held in March 2014. The Transaction will not be effected unless and until the Commission issues an order granting the requested relief. The Proxy Statement/Prospectus seeking stockholder approval of the Transaction is expected to be sent to each stockholder in January 2014.

The Transaction will provide an opportunity, through SPE Global, for SPE’s common stockholders to gain greater exposure to capital appreciation opportunities presented by foreign securities than are currently available in SPE as currently structured. As a result, SPE Global over time may be expected to experience different investment results from SPE.

 SPE Global is being registered under the 1940 Act as a diversified, closed-end investment company, and Bulldog Investors, the investment adviser to SPE, will also serve as investment adviser to SPE Global. The advisory fee structure for SPE Global will be different from that of SPE. SPE pays Bulldog Investors an advisory fee consisting of a monthly fee at an annual rate of 1.00% of the value of SPE’s average weekly total assets, including any assets attributable to leverage, for the investment management and research services provided. SPE Global will pay Bulldog Investors an advisory fee consisting of a monthly fee at an annual rate of 1.25% of the value of SPE Global’s average weekly total assets, including any assets attributable to leverage, for the investment management and research services provided. Contributing to a potentially higher advisory fee for SPE Global is SPE Global’s focus on non-U.S. securities, which is expected to be more labor intensive and time consuming than providing investment advisory services to a fund that invests primarily in U.S. securities.

It is expected that the SPE Global Common Stock will be listed on the NYSE under the symbol “[●]” following a rights offering to be conducted shortly after the Transaction is consummated.  To the extent such rights offering does not satisfy the minimum listing requirements of the NYSE, the SPE Global Board will consider other listing alternatives. The SPE Board is expected to declare a distribution (the “Distribution”) of all the outstanding SPE Global Common Stock payable to the holders of record of SPE Common Stock as of  the close of

                        1 Defined for this purpose and under Section 2(a)(42) of the 1940 Act as the lesser of (i) 67% or more of the relevant shares of capital stock of SPE present or represented at a meeting of stockholders, at which the holders of more than 50% of the outstanding relevant shares of capital stock are present or represented, or (ii) more than 50% of the outstanding relevant shares of capital stock of SPE.

business on a date (the “Distribution Record Date”) to be determined, together with the payable date for the Distribution, by the SPE Board promptly following stockholder approval of the Transaction. The investment goal and policies and other matters relating to SPE Global’s structure are further described in Section I.B hereof.

The SPE Board believes that the Transaction will result in the following benefits to SPE common stockholders:

1.
The common stockholders will receive shares of an investment company with a different risk-return profile from SPE, thereby providing common stockholders with the following alternatives: (a) retaining their shares in both SPE and SPE Global; (b) selling their SPE Global shares and retaining their SPE shares; or (c) selling their SPE shares and retaining their SPE Global shares. As a consequence, SPE’s common stockholders may more closely align their investment portfolio with their desired exposure to different segments of the equity market. If a stockholder sells his or her shares of either SPE Common Stock or SPE Global Common Stock, the stockholder can be expected to incur brokerage commissions and such sale may constitute a taxable event for the stockholder.

2.
SPE Global Common Stock will be issued at a much lower transaction cost to investors than is typically the case for a newly-organized closed-end equity fund since there will be no underwriting discounts or commissions. The Transaction will not result in an increase in the aggregate net assets of SPE and SPE Global. Notwithstanding the foregoing, the costs of organizing SPE Global and effecting the Transaction, including the fees and expenses of counsel and accountants and printing, listing and registration fees, will be borne by SPE.

3.
As a globally diversified fund, SPE Global will afford common stockholders the opportunity to seek the capital growth opportunities presented by closed-end investment funds that invest in foreign companies and other foreign securities exposure. Under normal market circumstances and in the ordinary course, SPE Global intends to invest at least 80% of its net assets in securities of U.S. closed-end investment companies that invest in private and public companies located outside the U.S., non-U.S. investment companies and other private and public companies located within and outside the U.S.  Of course, as a consequence of its global diversification policy, SPE Global’s investments may be subject to a variety of significant risks, such as that many foreign governments do not regulate stock exchanges to the same extent as does the United States government, foreign currency fluctuations could impact the value of assets, and clearance procedures may result in delayed payment when assets are sold.

The SPE Board determined not to change the non-fundamental investment restrictions of SPE in a manner that would transform SPE into a global fund because, in their view, many SPE investors likely wish to retain their investment in a closed-end fund that invests primarily in U.S. closed-end investment funds and U.S. securities.

The SPE Board believes that the benefits of the Transaction outlined above outweigh the costs of the Transaction.

The Board of SPE Global, including the Independent Directors, in determining the advisory fee for SPE Global, considered fee structures for similar closed-end investment management companies. They also noted that SPE Global is able to invest a greater percentage of its assets directly and indirectly in foreign securities than SPE currently can. Additionally, the Board, including the Independent Directors, noted that providing investment advisory services to SPE Global, which will focus on investing in non-U.S. securities, is expected to be considerably more labor intensive and time consuming than providing investment advisory services to closed-end funds that invest primarily in U.S. securities.

Shortly before the date of the Transaction, the Adviser will review with the Boards of SPE Global and SPE, including the Independent Directors, the securities, if any, it recommends contributing in the Transaction, the methodology used by the Adviser in selecting the securities to be contributed to SPE Global and those to be retained by SPE, the cost basis and current fair market value of each security to be contributed, the aggregate amount of securities to be contributed and the percentage of SPE’s entire portfolio and of its foreign securities that the securities to be contributed constitute, and the percentage of SPE Global’s portfolio that the securities will constitute. The Adviser also will review with the Boards, including the Independent Directors, and the Boards will consider, the potential impact, if any, of the contribution of the selected securities on the aggregate management fee in respect of SPE and SPE Global to be paid to the Adviser. The Boards of SPE Global and SPE, including a majority of the Independent Directors will approve the contribution of the securities by SPE to SPE Global, including the methodology for selecting securities to be contributed, and the deliberations of the Boards in this regard will be set forth in the minutes of each of SPE and SPE Global.

In selecting securities to be contributed to SPE Global in the Transaction, the Adviser will select only securities that are consistent with SPE Global’s investment objectives, policies and restrictions. Consequently, it is anticipated that the securities contributed in the Transaction will consist largely of securities of U.S. closed-end investment companies that invest in private and public companies located outside the U.S., non-U.S. investment companies and other private and public companies located within and outside the U.S. and cash. The Adviser, in selecting securities to be contributed to SPE Global, will, in the exercise of its fiduciary responsibilities, act in a manner it believes to be in the best interests of both SPE and SPE Global.

SPE Global has been advised by counsel that the distribution of shares of SPE Global to the common stockholders of SPE may be a taxable event for SPE stockholders to some extent and a taxable event for SPE, but only to the extent that the value of SPE Global shares distributed exceeds SPE’s cost of such shares. SPE does not anticipate recognizing any significant taxable gain on its distribution of SPE Global shares because SPE does not expect the value of SPE Global shares to exceed significantly SPE’s cost of those shares. Specifically, the value of SPE Global shares will exceed SPE’s cost of those shares only to the extent that the value of the securities, if any, contributed to SPE Global exceeds SPE’s cost of such securities and no significant excess is expected. Further, the Transaction is not expected to increase significantly the total amount of taxable distributions received by SPE common stockholders for the year in which the Transaction is consummated because SPE distributes to stockholders each year substantially all of its taxable income and accordingly any taxable income included in the distribution of SPE Global shares would be distributed at some point during the year in any event.

The Board of SPE, including all of the Independent Directors, has considered the tax consequences of the Transaction and has determined that the benefits of the Transaction outlined above outweigh any adverse tax consequences to SPE and its common stockholders, particularly because such adverse tax consequences are expected to be minimal.

The costs of organizing SPE Global and effecting the distribution of SPE Global’s shares to SPE’s common stockholders, including the fees and expenses of counsel and accountants and printing, listing and registration fees, the costs of soliciting SPE’s stockholders’ approval of the Transaction, and the costs incurred in connection with this Application, are estimated to be approximately $[500,000], and will be borne by SPE. In addition, SPE Global will incur operating expenses on an ongoing basis, including investment advisory, legal, auditing, transfer agency, and custodian expenses that, when aggregated with the fees payable by SPE for similar services after the distribution, will likely exceed the fees currently payable by SPE for those services. SPE’s total annual expenses as a percentage of its net assets may increase after the completion of the Transaction because SPE will have a smaller asset base over which it may spread expenses going forward.  The total operating expense ratio of SPE Global is expected to be higher than the total operating expense ratio of SPE due to the different asset levels of the Funds and due to the fact that custodial fees and other fixed fees are generally higher for funds primarily investing (directly and indirectly) in foreign securities.

III.     RELIEF REQUESTED

Applicants hereby request an order (i) pursuant to Section 12(d)(1)(J) of the 1940 Act granting an exemption from Section 12(d)(1)(A) and Section 12(d)(1)(C) of the 1940 Act, (ii) pursuant to Section 17(b) of the 1940 Act granting an exemption from Section 17(a) of the 1940 Act, and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder approving certain transactions.

A.	Receipt of the Order would serve stockholder interests

Section 12(d)(1)(A) of the 1940 Act places limitations on the ability of a registered investment company to acquire the securities of any other investment company and on the ability of any investment company to acquire the securities of a registered investment company. Specifically, the Section provides that:

It shall be unlawful for any registered investment company (the “acquiring company”) and for any company or companies controlled by such acquiring company to purchase or otherwise acquire any security issued by any other investment company (the “acquired company”) and for any investment company (the “acquiring company”) and any company or companies controlled by such acquiring company to purchase or otherwise acquire any security issued by any registered investment company (the “acquired company”), if the acquiring company and any company or companies controlled by it immediately after such purchase or acquisition own in the aggregate:

(i)	More than three per centum of the total outstanding voting stock of the acquired company;

(ii)	Securities issued by the acquired company having an aggregate value in excess of five per centum of the value of the total assets of the acquiring company; or

(iii)	Securities issued by the acquired company and all other investment companies (other than treasury stock of the acquiring company) having an aggregate value in excess of 10 per centum of the value of the total assets of the acquiring company.

Section 12(d)(1)(C) of the 1940 Act places limitations on the ability of an investment company to acquire the securities of a registered closed-end investment company. Specifically, the Section provides that:

It shall be unlawful for any investment company (the “acquiring company”) and any company or companies controlled by the acquiring company to purchase or otherwise acquire any security issued by a registered closed-end investment company, if immediately after such purchase or acquisition the acquiring company, other investment companies having the same investment adviser, and companies controlled by such investment companies, own more than 10 per centum of the total outstanding voting stock of such closed-end company.

Although the proposed Transaction may be perceived as technically violating the above provisions, the initial shares held by SPE will be Seed Capital Shares and SPE will own other shares of common stock of SPE Global for only a momentary period of time. At the time of the purchase of Seed Capital Shares and at the time of the transfer of SPE’s assets in return for shares of common stock of SPE Global, SPE will acquire greater than 3% of the voting stock of SPE Global (SPE will acquire 100% of such voting stock) and the value of SPE’s holdings of SPE Global Common Stock will exceed 5% of SPE’s assets for a momentary period.  As of December 31, 2013, the $[14] million of SPE Global Common Stock represents approximately 10% of SPE’s net assets. While there may be some change in the net asset valuation of SPE relative to the $[14] million SPE Global Common Stock prior to the Transaction, it is anticipated that SPE will exceed the permissible limits of Section 12(d)(1)(A) in purchasing Seed Capital Shares and making the above acquisition.  In addition, since SPE Global is a registered closed-end investment company, the proposed Transaction may be viewed as technically violating Section 12(d)(1)(C), since it will own 100% of the voting stock of SPE Global, which is a closed-end investment company, prior to the distribution of SPE Global Common Stock to SPE common stockholders in connection with the consummation of the Transaction.

Notwithstanding the foregoing, the proposed Transaction is arguably excepted from the restrictions set forth in Section 12(d)(1)(A) and Section 12(d)(1)(C) as provided for in

Subsection (D) thereof.  Subsection (D) excepts from those restrictions, among other things, any securities received as a result of a plan of reorganization of any company.2 The Transaction is not “devised for the purpose of evading” the restrictions in Section 12(d)(1)(A) and Section 12(d)(1)(C)—instead, the purpose of the Transaction is to benefit SPE’s stockholders and create an opportunity for SPE’s stockholders to elect to further diversify their portfolios.  However, the Transaction is not explicitly addressed in the definition of a “reorganization” under Section 2(a)(33) of the 1940 Act. That Section defines a reorganization as:

(A) a reorganization under the supervision of a court of competent jurisdiction; (B) a merger or consolidation; (C) a sale of 75 per centum or more in value of the assets of a company; (D) a restatement of the capital of a company, or an exchange of securities issued by a company for any of its own outstanding securities; (E) a voluntary dissolution or liquidation of a company; (F) a recapitalization or other procedure or transaction which has for its purpose the alteration, modification, or elimination of any of the rights, preferences, or privileges of any class of securities issued by a company, as provided in its charter or other instrument creating or defining such rights, preferences, and privileges; (G) an exchange of securities issued by a company for outstanding securities issued by another company or companies, preliminary to and for the purposes of effecting or consummating any of the foregoing; or (H) any exchange of securities by a company which is not an investment company for securities issued by a registered investment company.

Exemptive relief is being requested because the Transaction is not explicitly addressed by the exceptions set forth in Subsection (D).

B.	Section 17(a)

Section 17(a)(1) of the 1940 Act provides that it is unlawful, among other things, for any affiliated person of a registered investment company to sell any securities or other property to the registered company.  Section 17(a)(2) of the 1940 Act provides that it is unlawful, among other

2 Specifically, Section 12(d)(1)(D) provides that “[T]he provisions of this paragraph (1) shall not apply to a security received as a dividend or as a result of an offer of exchange approved pursuant to section 11 or of a plan of reorganization of any company (other than a plan devised for the purpose of evading the foregoing provisions).”

things, for such an affiliated person to purchase securities or other property from the registered company.3

Section 2(a)(3) of the 1940 Act defines an affiliated person of another person to include, among others, “(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; or (C) any person directly or indirectly controlling, controlled by or under common control with, such other person . . . .”

SPE may be viewed as an affiliated person of SPE Global under Section 2(a)(3) because for a moment in time SPE will own 100% of SPE Global’s voting securities until the consummation of the Transaction. SPE and SPE Global may also be viewed as affiliated persons of each other if they are deemed to be under the common control of the Adviser.

Section 17(a) may be construed as prohibiting the Transaction because of the above affiliations. In the absence of an exemption under the rules adopted by the Commission under Section 17(a) or an exemptive order, Section 17(a)(1) prohibits SPE’s sale to SPE Global of a portion of SPE’s assets and SPE Global’s sale to SPE of securities issued by SPE Global.

C.	Section 17(d) and Rule 17d-1

Section 17(d) of the 1940 Act and Rule 17d-1 thereunder generally prohibit, among other things, transactions in which a registered investment company and any affiliated person of such a company may be deemed to be acting jointly and as principal.

Section 17(d) of the 1940 Act provides as follows:

It shall be unlawful for any affiliated person of or principal underwriter for a registered investment company (other than a company of the character described in Section 12(d)(3)(A) and (B)), or any affiliated person of such a person or principal underwriter, acting as principal to effect any transaction in which such registered company, or a company controlled by such registered company, is a joint or a joint and several participant with such person, principal underwriter, or affiliated person, in contravention of

3 As relevant here, Section 17(a) provides that:
It shall be unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company (other than a company of the character described in Section 12(d)(3)(A) and (B), or any affiliated person of such a person, promoter, or principal underwriter, acting as principal —
(1)   knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities, or (C) securities deposited with the director of a unit investment trust or periodic payment plan by the depositor thereof;
(2)   knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer)....

such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by such registered or controlled company on a basis different from or less advantageous than that of such other participant . . . .

Rule 17d-1 provides, among other things, as follows:

(a)      No affiliated person of or principal underwriter for any registered investment company (other than a company of the character described in Section 12(d)(3)(A) and (B) of the Act) and no affiliated person of such a person or principal underwriter, acting as principal, shall participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which any such registered company, or a company controlled by such registered company, is a participant, and which is entered into, adopted or modified subsequent to the effective date of this rule, unless an application regarding such joint enterprise, arrangement or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of such plan or modification to security holders for approval, or prior to such adoption or modification if not so submitted, except that the provisions of this rule shall not preclude any affiliated person from acting as manager of any underwriting syndicate or other group in which such registered or controlled company is a participant and receiving compensation therefor.

As explained above, SPE Global and SPE may be viewed as affiliated persons of each other. Applicants request an order pursuant to Rule 17d-1 to the extent that the participation of Applicants in the Transaction may be deemed to constitute a prohibited joint transaction.

IV.     JUSTIFICATION FOR THE REQUESTED RELIEF

Applicants submit that the requested order would meet all applicable statutory standards. Set forth below is a discussion of each section of the 1940 Act relevant to this Application.

A.	Section 12(d)(1)(A) and Section 12(d)(1)(C)

Applicants are requesting an exemption pursuant to Section 12(d)(1)(J) of the 1940 Act from the provisions of Section 12(d)(1) and Section 12(d)(1)(C) of the 1940 Act, as described above. Section 12(d)(1)(J) provides that:

The Commission, by rule or regulation, upon its own motion or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions from any provision of this subsection, if and to the extent that such exemption is consistent with the public interest and the protection of investors.

Applicants submit that the requested exemption from Section 12(d)(1)(A) and Section 12(d)(1)(C) meets the Section 12(d)(1)(J) standards.

The Transaction is consistent with the public interest in that, as explained above in connection with the description of the proposal, it is intended to result in a benefit to SPE’s common stockholders, as well as to future common stockholders of both SPE and SPE Global.

In addition, the Transaction is consistent with investor protection. The provisions of Section 12(d)(1) are based primarily on Congress’s concern that: “(1) there is a danger of control by [a] fund holding company of portfolio companies of underlying mutual funds and, (2) there is a layering of costs to investors in terms of duplication of administrative expenses, sales charges and advisory fees.” H.R. Rep. No. 1381, 91st Cong., 2d Sess. 10 (1970).  Section 1(b)(2) of the 1940 Act declares it against the public interest when, among other things, investment companies are “organized, operated or managed, or their portfolio securities are selected, in the interest of . . . other investment companies . . . .” Section 1(b)(4) similarly declares it against the public interest to unduly concentrate control of investment companies through pyramiding. See also, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong. 2d. Sess. 311-324 (1966). Applicants submit, however, that none of these harms exist in the present situation.

There is no danger of control over SPE Global by SPE or of a layering of costs to stockholders of SPE.  Indeed, ownership of SPE Global by SPE (other than the Seed Capital Shares) will exist for only an instant.  In addition, the Transaction involves no layering of costs to stockholders, since SPE Global will not incur any advisory, administrative, transfer agency, custody or similar fees until after completion of the Transaction.  In these respects, the proposed Transaction is of a similar (if not identical) nature to the types of transactions which Congress itself saw fit to except from Section 12(d)(1) through the enactment of Subsection (D) thereof.

B.	Section 17(a)

Applicants are requesting an exemption pursuant to Section 17(b) of the 1940 Act from the provisions of Section 17(a) of the 1940 Act in order to permit Applicants to effect the Transaction. Section 17(b) authorizes the Commission to issue such an exemptive order if three conditions are met:

1.      the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

2.      the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in the registration statement and reports filed under the 1940 Act; and

3.      the proposed transaction is consistent with the general purposes of the 1940 Act.

Applicants submit that the Transaction satisfies the above conditions.

The terms of the Transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned. The proposed contribution by SPE of a portion of its assets to SPE Global in exchange for shares of common stock of SPE Global will be based on the value of such assets computed as of the close of trading on the NYSE (generally 4:00 p.m.) on a business day to be selected by the Board of SPE (the “Valuation Date”), in the same manner as for purposes of the daily net asset value calculation for SPE. The Transaction will occur after the close of trading on the NYSE on the Valuation Date. As noted above, it is anticipated that such assets will consist largely of securities of U.S. closed-end investment companies that invest in private and public companies located outside the U.S., non-U.S. investment companies and other private and public companies located within and outside the U.S. and cash, and thus will pose no issues with respect to valuation. Similarly, SPE Global shares distributed by SPE in the Transaction will be valued based on the value of SPE Global’s assets. “Value” for those purposes will be determined in accordance with the provisions of Section 2(a)(41) of the 1940 Act and Rule 2a-4 thereunder. Thus, among other things, portfolio securities of SPE contributed to SPE Global will be valued at market value if market quotations exist with respect to such securities, and for any other securities and assets, value will be determined in good faith pursuant to valuation policies and procedures adopted by the Board of SPE, including the Independent Directors. Since market quotations will exist for the securities, if any, to be contributed by SPE to SPE Global, such securities will be valued at market value. The operation of the valuation policies and procedures of SPE Global with respect to the assets being contributed to SPE Global will be identical to the operation of the valuation policies and procedures of SPE with respect to such securities. In addition, since it is anticipated that the contributed assets will consist largely of securities of U.S. closed-end investment companies that invest in private and public companies located outside the U.S., non-U.S. investment companies and other private and public companies located within and outside the U.S. and cash, it is not expected that material brokerage commissions or other expenses will be incurred as a result of the Transaction.

The Transaction will be consistent with the stated investment policies of SPE and SPE Global as fully disclosed to stockholders of SPE and as will be disclosed to stockholders of SPE Global. The distribution of SPE Global shares of common stock will not initially change the position of SPE’s stockholders with respect to the underlying investments that they then own; such investments will simply be held through two closed-end diversified management investment companies rather than one. The Proxy Statement/Prospectus of SPE and SPE Global is being used to solicit the approval of SPE stockholders of the Transaction at a vote to take place following the issuance of the exemptive order sought hereby. Such Proxy Statement/Prospectus will describe the investment goals and policies of SPE and of SPE Global, the management of SPE Global, and the terms of the Transaction. Thus, the Transaction, when effected, will be consistent with the prior disclosure provided to SPE stockholders regarding SPE Global. Moreover, SPE’s stockholders will have the opportunity to vote on the Transaction after having received all material disclosure concerning the Transaction.

The Transaction also is consistent with the general purposes of the 1940 Act. Section 1(b)(2) of the 1940 Act declares it against the public interest when investment companies are “organized, operated, managed or their portfolio securities are selected” in the interest of, among others, the investment company’s officers, directors, investment adviser, or affiliated persons thereof. As explained above, the Transaction is being proposed to benefit SPE and its stockholders. The Board of each of SPE and SPE Global, including a majority of the Independent Directors of each Board, has each determined:

1.      that participation in the Transaction is in the best interests of SPE or SPE Global, as applicable; and

2.      that the interests of the existing stockholders of SPE or SPE Global, as applicable, will not be diluted as a result of its effecting the transactions; and

3.      such findings, and the basis upon which the findings were made, will be recorded fully in the minute book of SPE or SPE Global, as applicable.

In making this determination, the Boards of each of SPE and SPE Global considered the following factors: (i) the fees or expenses that will be borne directly or indirectly by SPE or SPE Global in connection with the Transaction; (ii) the effect of the Transaction on annual operating expenses and stockholder fees and services of SPE or SPE Global; (iii) changes in SPE’s investment objectives, restrictions and policies that will result from the Transaction; (iv) direct and indirect federal income tax consequences of the Transaction to SPE’s stockholders; (v) the potential benefits to the stockholders of SPE as a result of the proposed Transaction; (vi) the terms and conditions of the proposed Transaction; (vii) the expenses that are anticipated to be incurred on an ongoing basis by the stockholders of SPE; (viii) whether stockholders of SPE will have the same stockholder services or gain the benefit of additional stockholder services, or whether existing services will be scaled back or eliminated as a result of the Transaction; (ix) anticipated asset levels of SPE and future prospects of SPE; (x) the identity of the portfolio managers of SPE; and (xi) alternatives to the Transaction, such as conducting an underwritten initial public offering for a new fund similar to SPE Global or changing the non-fundamental investment restrictions of SPE in a manner that would transform it into a global fund.

C.	Section 17(d) and Rule 17d-1

Applicants request that an order be issued pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Rule 17d-1(b) provides that in determining whether to grant such an order, the Commission will consider whether the participation of the investment company in the joint transactions “is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.”

The Board has determined that the Transaction meets the standards for an order pursuant to Rule 17d-1 for much the same reasons as discussed above with respect to the request for exemption from Section 17(a). The Transaction has been proposed in order to benefit the common stockholders of SPE as well as SPE Global. Although the advisory fee for SPE Global will be different from the advisory fee for SPE, neither the Adviser nor any other affiliated person of SPE or SPE Global will receive additional fees solely as a result of the Transaction. Although it is possible to argue that the creation of SPE Global may benefit the Adviser, the Board of SPE has determined that such result does not supply a benefit that could not have otherwise been achieved through an initial public offering of a global equity securities fund and that such benefit is both marginal and hypothetical in view of the fact that the assets of SPE to be contributed to SPE Global pursuant to the Transaction represent only approximately 10% of SPE’s net assets prior to the Transaction, as of December 31, 2013. In addition, by creating SPE Global through the Transaction, SPE is effectively enabling its common stockholders to receive securities without the costs associated with a public offering. Thus, the participation by SPE and SPE Global in the Transaction is on a basis no less advantageous than that of the Adviser. The costs of organizing SPE Global and effecting the distribution of SPE Global’s shares to SPE common stockholders, including the fees and expenses of counsel and accountants and printing, listing and registration fees, will be borne by SPE. SPE will also bear the costs of soliciting SPE stockholders’ approval of the Transaction and the costs incurred in connection with this Application. Under such arrangement, the shares of SPE Global will have the same net asset value as the amount of the distribution to the stockholders rather than a net asset value several cents per share less than that amount. The absence of any discrepancy between these amounts in SPE Global’s shares may support the pricing of such shares on the NYSE.

Finally, the Transaction will not place any of SPE, SPE Global, or existing stockholders of SPE in a position less advantageous than that of any other participant. SPE’s assets contributed to SPE Global (and the shares of common stock received in return) will be based on their value as computed as of the close of trading on the NYSE (generally 4:00 p.m.) on the Valuation Date in accordance with the requirements of the 1940 Act and pursuant to valuation procedures adopted by the Board of SPE.4 The shares of common stock of SPE Global will be distributed to SPE’s common stockholders on the same basis, leaving such stockholders in the same investment posture immediately following the Transaction as before, subject only to changes in market price of the underlying assets subsequent to the Transaction.5

V.    APPLICABLE PRECEDENT

A.	Royce Value Trust, Inc.

The Commission granted relief similar to that sought by this Application to Royce Value Trust, Inc. (“Value Trust”), Royce Global Value Trust, Inc. (“Global Trust”, and together with Value Trust, the “Royce Funds”), and Royce & Associates, LLC (the “Royce Adviser”).6  Value Trust, Global Trust and Royce Adviser as joint applicants obtained an order under section 12(d)(1)(J) of the 1940 Act granting an exemption from sections 12(d)(1)(A) and 12(d)(1)(C) of the 1940 Act, under section 17(b) of the Act granting an exemption from section 17(a) of the Act, and under 17(d) of the Act and rule 17d-1 thereunder to permit certain joint transactions.

Pursuant to the exemptive application filed by the Royce Funds (the “Royce Application”), Value Trust intends to consummate a transaction substantially similar to that contemplated by this Application by contributing approximately $100 million of the net assets of Value Trust to Global Trust in exchange for common shares of Global Trust, of which Value Trust owns 100% of the voting securities. Shares of Global Trust would then be distributed to the stockholders of Value Trust, as in the current Transaction. Both Value Trust and Global Trust are non-diversified closed end management investment companies, and each has as their primary

4 Net asset value for SPE is, and net asset value for SPE Global will be, calculated on a daily basis.
5 The valuation procedures adopted by SPE Global do not differ from those adopted by SPE. The assets under consideration for transfer by SPE to SPE Global will be valued in the same manner under either fund’s procedures.
6 See Investment Company Act Release No. 30500 (April 30, 2013).

investment objective long-term growth of capital. As with SPE and SPE Global, Value Trust and Global Trust have a common investment adviser, overlapping boards and different advisory fees.

Similar to this Application, the stated purpose of the transaction contemplated by the Royce Application was to provide Value Trust’s common stockholders with the opportunity to participate more directly in the opportunities for capital growth that the Board of Value Trust determined were available through investments in foreign securities and the benefits of non-U.S. geographic diversification. A distinction, however, is that in the Royce Application, the Royce Adviser would be paying the transaction expenses, whereas pursuant to this Application, SPE will pay the expenses of the Transaction.  This distinction, however, is not dispositive—as described below, the Commission has granted relief to the Gabelli Funds where one of the fund’s involved in the transaction bore the expenses.

B.	Gabelli Funds

The Commission granted relief similar to that sought here to Gabelli Funds, LLC and the closed-end family it advises (the “Gabelli Funds”) on three separate occasions.7 Most recently, on June 28, 2007, The Gabelli Equity Trust Inc. (“Equity Trust”) effected a substantially similar transaction by contributing approximately $70 million of the net assets of Equity Trust to The Gabelli Healthcare and WellnessRX Trust (“Healthcare Trust”) in exchange for common shares of Healthcare Trust, of which Equity Trust owned 100% of the voting securities prior to the consummation of the transaction. Shares of Healthcare Trust were then distributed to stockholders of Equity Trust, as in the current Transaction. Both Equity Trust and Healthcare Trust were non-diversified closed end management investment companies, and each had as their primary investment objective long-term growth of capital. Healthcare Trust and Equity Trust had a common investment adviser, Gabelli Funds, LLC, and overlapping boards.

Equity Trust, Healthcare Trust and Gabelli Funds, LLC as joint applicants obtained an order under Section 17(b) of the 1940 Act granting an exemption for the distribution from Section 17(a) and pursuant to Section 17(d) and Rule 17d-1 thereunder granting approval of certain potential joint transactions.8 Identical relief was sought and obtained in connection with the two earlier Gabelli Funds transactions.  In contrast to the Royce Funds transactions, in each of the three Gabelli Funds transactions, one of the funds paid the costs relating to the transaction.  Similarly, SPE will pay costs relating to the Transaction.

There are also differences between the Transaction and the Gabelli Funds transactions in that each newly-formed Gabelli Fund created in each transaction had a fundamental investment policy to concentrate in one or more industries. In contrast, the distinction between SPE and SPE Global is not by industry concentration. Rather, SPE Global will likely have greater exposure, both directly and indirectly, than SPE to non-U.S. securities.  Additionally, each newly-formed Gabelli Fund had the same advisory fees.  In contrast, SPE and SPE Global will have different advisory fees.

7 See Investment Company Act Release No. 20502 (August 25, 1994); Investment Company Act Release No. 23840 (May 14, 1999); and Investment Company Act Release No. 27823 (May 22, 2007). The relief sought and the transaction structure proposed by Applicants is similar to that approved in the above cited orders.
8 See Investment Company Act Release No. 27823 (May 22, 2007).

None of the Gabelli Funds transactions requested an exemption from Section 12(d)(1) of the 1940 Act pursuant to Section 12(d)(1)(J), presumably because each Gabelli Funds transaction relied on a no-action letter granted to Gabelli Equity Trust on April 1, 1994 from the Office of Chief Counsel of the Commission’s Division of Investment Management stating that it would not recommend enforcement action to the Commission under Section 12(d)(1) if the Equity Trust proceeded with the transaction described therein (the “Gabelli Letter”). Because the facts of the Transaction are not identical to the facts in the Gabelli Letter in that, as discussed above, the investment advisory fee for SPE and SPE Global are different, Applicants are not relying on the Gabelli Letter. However, in Sci/Tech Holdings, Inc., et al. 1940 Act Releases Nos. 18390 (November 1, 1991) (notice of application) and 18423 (November 27, 1991) (order)(“Sci/Tech”), Sci/Tech requested an exemption from, among other things, Section 12(d)(1) of the 1940 Act pursuant to Section 6(c) of the 1940 Act.9 Sci/Tech involved the transfer by an open-end investment company of a portion of its assets to a newly-formed, wholly-owned registered investment company and the subsequent distribution of the shares of the new company to shareholders of the parent company. As in Sci/Tech, because SPE’s ownership of SPE Global (other than Seed Capital Shares) will exist for only a moment of time, there is no danger of control by one fund over another fund or the layering of costs to stockholders.

There are several differences between the Transaction and Sci/Tech, though none that affect a determination under Section 12(d)(1)(J) of the 1940 Act. The purpose of the Sci/Tech transaction was to divide the company into two parts, with each resultant company investing in a specific sector: after the distribution, the legacy company would be primarily invested in the healthcare sector, and the new company would be invested primarily in the technology sector. A further difference is that in Sci/Tech, the advisory fees charged to both the parent company and the new company would not exceed that which was being charged to Sci/Tech before the distribution. Additionally, in the Sci/Tech precedent, after the distribution, the shareholders were allowed to exchange shares between the parent company and the new company without incurring any transaction costs, though such an exchange privilege is common in the case of open-end funds. Finally, Sci/Tech involved open-end investment companies, not closed-end investment companies, so no exemption from Section 12(d)(1)(C), as the Applicants are requesting hereby, was necessary.

VI.     PROCEDURAL MATTERS

Pursuant to the requirements of Rule 0-2(f) under the Act, Applicants hereby state that SPE and SPE Global’s address is 615 East Michigan Street, 2nd Floor, Milwaukee, Wisconsin  53202, and Bulldog Investors’s address is Park 80 West, Plaza Two, 250 Pehle Avenue, Suite 708, Saddle Brook, NJ 07663.  Applicants further state that all communications or questions should be directed to Thomas R. Westle and Rustin I. Paul, Blank Rome LLP, The Chrysler Building, 405 Lexington Avenue, New York, NY 10174-0208, (212) 885-5000, with copies to Phillip Goldstein, Bulldog Investors, LLC, Park 80 West, Plaza Two, 250 Pehle Avenue, Suite 708, Saddle Brook, NJ 07663 and Stephanie Darling, The Law Office of Stephanie Darling, 818 Ridge Road, Rising Sun, MD 21911, (410) 658-7491.

    9 The Sci/Tech order was granted pursuant to Section 6(c), but since Section 12(d)(1)(J) became part of the 1940 Act in 1996, Section 12(d)(1) orders are granted pursuant to this provision.

Pursuant to Rule 0-2(c)(1) under the Act, each Applicant, as applicable, hereby states: (i) that the officer or member signing and filing this Application on behalf of such Applicant is fully authorized to do so; (ii) that under the provisions of SPE’s or SPE Global’s By-Laws, as applicable, responsibility for the management of the affairs and business of SPE or SPE Global is vested in its board of directors; (iii) that by resolutions duly adopted and attached to this Application as Exhibits A-1 and A-2, the SPE Board and SPE Global Board have authorized any officer of SPE or SPE Global, as applicable, to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto; and (iv) that the undersigned officer of Bulldog Investors, is fully authorized under Bulldog Investors’ Limited Liability Company Agreement to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto.  Applicants state that the authorizations described above remain in effect as of the date hereof and are applicable to the individuals who have signed this Application.  Applicants further state that each Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of each Applicant.

The verifications required by Rule 0-2(d) under the Act are attached as Exhibits B-1, B-2 and B-3 hereto.

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

VII.    CONCLUSION

On the basis of the foregoing, Applicants respectfully request that the order sought by this Application be issued pursuant to Section 12(d)(1)(J) of the 1940 Act granting an exemption from Section 12(d)(1)(A) and Section 12(d)(1)(C) thereof, Section 17(b) of the 1940 Act granting an exemption from Section 17(a) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 thereunder, approving certain transactions. Applicants believe that the terms of the requested order are consistent with the standards enumerated in Sections 12(d)(1)(J), 17(b) and 17(d) of the 1940 Act and Rule 17d-1 thereunder.

[SIGNATURE PAGE FOLLOWS]

Respectfully submitted,

Bulldog Investors, LLC

By:	/s/ Andrew Dakos
Name: Andrew Dakos
Title: Member

Special Opportunities Fund, Inc.

By:	/s/ Phillip Goldstein
Name: Phillip Goldstein
Title: Chairman of the Board

Special Opportunities Global Fund, Inc.

By:	/s/ Phillip Goldstein
Name: Phillip Goldstein
Title: Chairman of the Board

December 23, 2013

EXHIBIT INDEX

Sequential

Page Number

A-1	Authorizing Resolutions of the Special Opportunities Fund, Inc.	A-1

A-2	Authorizing Resolutions of the Special Opportunities Global Fund, Inc.	A-2

B-1	Verification of Bulldog Investors, LLC Pursuant to Rule 0-2(d)	B-1

B-2	Verification of the Special Opportunities Fund, Inc. Pursuant to Rule 0-2(d)	B-2

B-3	Verification of Special Opportunities Global Fund, Inc. Pursuant to Rule 0-2(d)	B-3

Exhibit A-1

SPECIAL OPPORTUNITIES FUND, INC.
RESOLUTIONS ADOPTED BY THE
BOARD OF DIRECTORS ON SEPTEMBER 18, 2013

Authorization to File Exemptive Order Application relating to the Fund

RESOLVED, that the Board of Directors of the Special Opportunities Fund, Inc. (the “Fund”), including a majority of those who are not “interested persons” of the Fund or Bulldog Investors, LLC (“Bulldog Investors”), its investment adviser, as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”) (collectively, the “Board”), hereby authorizes and directs the officers of the Fund, with the assistance of counsel, to prepare and file with the Securities and Exchange Commission (the “Commission”) an application for exemptive relief (the “Application”), and any and all amendments thereto, requesting an order, and any amendment thereto, pursuant to Section 12(d)(1)(J) of the Investment Company Act of 1940 (the “1940 Act”) granting an exemption from Section 12(d)(1)(A) and Section 12(d)(1)(C) thereof, Section 17(b) of the 1940 Act granting an exemption from Section 17(a) thereof and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder approving certain transactions to the extent necessary to permit the Fund to contribute a portion of its assets to Special Opportunities Global Fund, Inc. (“SPE Global”) and subsequently distribute all the shares of SPE Global to the Fund’s common stockholders; and be it further

RESOLVED, that the proper officers of the Fund, with advice of counsel, be, and each of them hereby is, authorized and directed to take any and all such further action to execute any and all documents, agreements, and instruments and to take any and all steps deemed by them necessary or desirable to carry out the purpose and intent of the foregoing resolutions.

FURTHER RESOLVED, that the officers of the Fund are authorized, empowered and directed to take such further actions, to execute such other documents, to pay such expenses and to do such other acts and things as such officers, or any of them, in their discretion, deem necessary or advisable to effectuate the intent of the foregoing resolution.

Exhibit A-2

SPECIAL OPPORTUNITIES GLOBAL FUND, INC.
RESOLUTIONS ADOPTED BY THE
BOARD OF DIRECTORS ON DECEMBER 23, 2013

Authorization to File Exemptive Order Application relating to SPE Global

RESOLVED, that the proper officers of Special Opportunities Global Fund, Inc. (the “SPE Global”) be, and each of them hereby is, authorized to sign and file with the Securities and Exchange Commission (the “SEC”) on behalf of SPE Global, as such officers may deem appropriate, an application for an order, and any amendment to that application, pursuant to Section 12(d)(1)(J) of the Investment Company Act of 1940 (the “1940 Act”) granting an exemption from Section 12(d)(1)(A) and Section 12(d)(1)(C) thereof, Section 17(b) of the 1940 Act granting an exemption from Section 17(a) thereof and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder approving certain transactions, to the extent necessary to permit the Special Opportunities Fund, Inc. (the “Fund”) to contribute a portion of its assets to SPE Global and subsequently distribute all the shares of common stock of SPE Global to the Fund’s common stockholders; and be it further

RESOLVED, that the proper officers of SPE Global, with advice of counsel, be, and each of them hereby is, authorized and directed to take any and all such further action to execute any and all documents, agreements and instruments and to take any and all steps deemed by them necessary or desirable to carry out the purpose and intent of the foregoing resolutions.

Exhibit B-1

BULLDOG INVESTORS, LLC

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that he has duly executed the attached Application dated December 23, 2013 for and on behalf of Bulldog Investors, LLC; that he is a Member of such company; and that all action by principals and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Andrew Dakos
Name: Andrew Dakos
Title: Member

Exhibit B-2

SPECIAL OPPORTUNITIES FUND, INC.

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that he has duly executed the attached Application dated December 23, 2013 for and on behalf of the Special Opportunities Fund, Inc.; that he is Chairman of the Board of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Phillip Goldstein
Name: Phillip Goldstein
Title: Chairman of the Board

Exhibit B-3

SPECIAL OPPORTUNITIES GLOBAL FUND, INC.

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that he has duly executed the attached Application dated December 23, 2013 for and on behalf of the Special Opportunities Global Fund, Inc.; that he is Chairman of the Board of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Phillip Goldstein
Name: Phillip Goldstein
Title: Chairman of the Board